AN 4/2/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022074

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28799

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IICC-Tradeco Inc.

OFFICIAL USE ONLY
13205
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 South Gessner Ste 501
(No. and Street)

Houston, Texas 77063
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 28 2002 366

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew J. Martin 713-266-4422
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone & Bailey, PLLC
(Name — *if individual, state last, first, middle name*)

5444 Westheimer Suite 2080 Houston, Texas 77056
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AN 4/2/2002

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Andrew J. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IICC-Tradeco, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

THOMAS R. MAPLES
MY COMMISSION EXPIRES
March 24, 2005

Harris County Texas

Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS

Malone
& Bailey, PLLC

5444 WESTHEIMER, SUITE 2080
HOUSTON, TEXAS 77056
TELEPHONE (713) 840-1210
FAX (713) 840-9034

INDEPENDENT AUDITOR'S REPORT

Board of Directors
IICC - Tradeco, Inc.
Houston, Texas

We have audited the balance sheets of IICC - Tradeco, Inc. as of December 31, 2001 and 2000, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IICC - Tradeco, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone & Bailey, PLLC
Houston, Texas

Malone & Bailey, PLLC

February 19, 2002

IICC-TRADECO, INC.

BALANCE SHEETS

AS OF DECEMBER 31,

ASSETS

		2001		2000
Cash and cash equivalents	$	19,918	$	7,138
Receivables		26,870		38,580
Due from parent		2,700		7,000
Fixed assets net of depreciation: 2000- $6,379; 2000- $3,179		9,574		11,093
Total assets	$	**59,062**	$	**63,811**

LIABILITIES AND STOCKHOLDER'S EQUITY

		2001		2000
LIABILITIES				
Accounts payable	$	0	$	6,774
Commissions due officer		0		5,785
Due to agent		37,844		15,426
Total liabilities		**37,844**		**27,985**
STOCKHOLDER'S EQUITY				
Preferred stock , 10% non-cumulative, $1,000 par value, authorized 200 shares, issued and outstanding 0 shares		0		0
Common stock , no-par value, authorized 200 shares, issued and outstanding 2 shares		603		603
Additional paid-in capital		277,240		268,740
Unrealized gain on marketable equity securities		0		0
Accumulated deficit		(256,625)		(233,517)
Total stockholder's equity		**21,218**		**35,826**
Total liabilities and stockholders' equity	$	**59,062**	$	**63,811**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
REVENUE		
Consulting and advisory fees	91,000	
Commissions	$ 185,953	$ 89,075
Total revenue	**276,953**	**89,075**
OPERATING EXPENSES		
Commissions- officer	65,481	47,730
Commissions and clearing	77,456	35,709
Depreciation and amortization	3,200	2,760
Fees- parent company	131,801	102,500
Legal & professional fees	5,108	26,574
Licenses & state fees, taxes	5,912	7,441
Other	11,263	1,795
Total expenses	**300,221**	**224,509**
Loss from operations	**(23,268)**	**(135,434)**
OTHER INCOME AND (EXPENSE)		
Gain on sale of securities	0	109,515
Interest and dividend income	160	1,997
Total other income	**160**	**111,512**
NET INCOME (LOSS)	**(23,108)**	**(23,922)**
OTHER COMPREHENSIVE INCOME		
Unrealized gain on securities		
Less: gain recognized in other income	0	(31,250)
Total other comprehensive income	**0**	**(31,250)**
NET COMPREHENSIVE INCOME (LOSS)	**$ (23,108)**	**$ (55,172)**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

AS OF DECEMBER 31, 2001 and 2000

	CAPITAL STOCK COMMON	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS ACCUM. DEFICIT
Balance at January 1, 2000	$ 603	$ 248,740	$ (178,345)
Capital contributions, 2000		20,000	
Net income (loss), 2000			(55,172)
Balance at December 31, 2000	603	268,740	(233,517)
Capital contributions, 2001		8,500	
Net income (loss), 2001			(23,108)
Balance at December 31, 2001	**$ 603**	**$ 277,240**	**$ (256,625)**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

		2001		2000
CASH FLOWS FROM OPERATIONS:				
Net comprehensive income (loss)	$	**(23,108)**	$	**(55,172)**
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation		3,200		2,760
Unrealized gain on marketable securities				
Gain on marketable securities		0		(78,265)
Change in operating assets and liabilities:				
Accounts receivable		11,710		(38,580)
Accounts payable		(6,774)		6,774
Due to/ from parent		4,300		(9,500)
Due to officer		(5,785)		2,785
Due to agent		22,418		15,426
Other		10		0
Net cash (used) by operations		**5,971**		**(153,772)**
CASH FLOWS FROM INVESTING ACTIVITIES:				
Proceeds from sales of marketable securities		0		134,515
Purchase of computer and office equipment		(1,691)		(13,853)
Liquidation of deposits with clearing broker				
Net cash provided by investing activities		**(1,691)**		**120,662**
CASH FLOWS FROM FINANCING ACTIVITIES:				
Capital contribution by parent company		**8,500**		**20,000**
NET INCREASE (DECREASE) IN CASH				
Cash and cash equivalents		12,780		(13,110)
At beginning of year		7,138		20,248
CASH and CASH EQUIVALENTS AT END OF YEAR	$	**19,918**	$	**7,138**
Cash paid for income taxes	$	0	$	0
Cash paid for interest expense		0		0

The accompanying notes are an integral part of this statement.

IICC TRADECO, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES

IICC Tradeco, Inc. ("Company") is a wholly-owned subsidiary of Institutional Investors Consulting Company, Inc. ("IICC, Inc."), and is a registered broker and dealer of securities. The Company was formed as a New York corporation in 1982, and has been operating in Houston, Texas since 1994. The Company has been an introducing broker with accounts processed by First Southwest Company in Houston. Beginning in 1999, the Company closed its account at First Southwest, and changed its business plan to only broker private placement securities, not publicly-traded securities.

Cash and cash equivalents. The Company considers as cash all liquid securities with maturities of three months or less.

Marketable securities are valued at the current market price.

Income taxes are filed on a consolidated basis with IICC, Inc.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

None.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. However, the Company has entered into an agreement with the National Association of Securities Dealers pursuant to which the Company must maintain minimum net capital of $5,000 and a ratio not to exceed 12 to 1. At December 31, 2001 and 2000, the Company had net capital of $8,941 and $15,112, respectively. The Company's net capital ratio was 423.26% (2001) and 185.18% (2000).

IICC TRADECO, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE E - RELATED PARTY TRANSACTIONS

The Company uses personnel and facilities of IICC, Inc. The Company makes payments from time to time to IICC, Inc. for these services, paying $131,801 and $105,000 during 2001 and 2000, respectively.

IICC-TRADECO, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
NET CAPITAL		
Total stockholder's equity	$ 21,218	$ 35,826
Deduct stockholder's equity not allowable for net capital	0	0
Total stockholder's equity qualified for net capital	21,218	35,826
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net cap.		
Other (deductions) or allowable credits	0	0
Total capital and allowable subordinated liabilities	21,218	35,826
Deductions and /or charges- assets not readily convertible to cash	(12,274)	(20,656)
Net capital before haircuts on securities position	8,944	15,170
Other securities	(3)	(58)
NET CAPITAL	**$ 8,941**	**$ 15,112**
AGGREGATE INDEBTEDNESS		
Items included in the balance sheet	37,844	27,985
Items not included in the balance sheet	0	0
Total aggregate indebtedness	$ 37,844	$ 27,985
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	2,456	1,865
Minimum dollar net capital required of broker-dealer	5,000	5,000
Net capital required	**$ 5,000**	**$ 5,000**
EXCESS NET CAPITAL	**3,941**	**10,112**
EXCESS NET CAPITAL AT 1000%	5,157	12,313
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL	**423.26%**	**185.18%**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
RECONCILIATION WITH COMPANY'S COMPUTATION (including in Part II of Form X-17a-5		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 8,941	$ 15,112
Net audit adjustments		
Other items		
NET CAPITAL PER ABOVE	**$ 8,941**	**$ 15,112**

The accompanying notes are an integral part of this statement.

IICC-TRADECO., INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
AS OF DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 based upon paragraph (K)(2)(ii)

CERTIFIED PUBLIC ACCOUNTANTS

Malone
& Bailey, PLLC

5444 WESTHEIMER, SUITE 2080
HOUSTON, TEXAS 77056
TELEPHONE (713) 840-1210
FAX (713) 840-9034

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
IICC-Tradeco, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of IICC-Tradeco, Inc. for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Malone & Bailey, PLLC
Houston, Texas

Malone & Bailey, PLLC

February 19, 2002